Filed Pursuant to Rule 433 under the Securities Act of 1933
Issuer Free Writing Prospectus dated September 18, 2025
Relating to Preliminary Prospectus issued September 18, 2025
Registration Statement No. 333-289810
Pattern Group Inc.
This free writing prospectus relates to the initial public offering of Series A common stock of Pattern Group Inc. (“Pattern”). On September 18, 2025, Pattern filed Amendment No. 4 to the Registration Statement on Form S-1 (“Amendment No. 4”) (File No. 333-289810) with the Securities and Exchange Commission (the “SEC”). Amendment No. 4 and a copy of the most recent preliminary prospectus (the “Updated Preliminary Prospectus”) relating to this offering may be accessed through the following link:
https://www.sec.gov/Archives/edgar/data/1811935/000181193525000038/pattern-sx1a4.htm
References to “Pattern,” “we,” “us,” and “our” are used in the manner described in the Updated Preliminary Prospectus relating to this offering. Defined terms used herein and not otherwise defined shall have the meanings set forth in the Updated Preliminary Prospectus.
Update to Summary Consolidated Financial and Other Data
The information attached hereto as Appendix A updates and supplements information set forth in Amendment No. 4 in the section titled “Prospectus Summary—Summary Consolidated Financial and Other Data.”
Update to Capitalization
The information attached hereto as Appendix B updates and supplements information set forth in Amendment No. 4 in the section titled “Capitalization.”
Pattern has filed a registration statement (including a preliminary prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in the registration statement and other documents Pattern has filed with the SEC for more complete information about Pattern and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Pattern, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus if you request it by contacting any of the following sources: Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, New York 10282, by telephone at (866) 471-2526, or by email at prospectus-ny@ny.email.gs.com; or J.P. Morgan Securities LLC, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, New York 11717 or by email at prospectus-eq_fi@jpmchase.com and postsalemanualrequests@broadridge.com.

Appendix A
Summary Consolidated Financial and Other Data
The following tables summarize our historical consolidated financial and other data for the periods and dates indicated. We derived the summary historical consolidated statements of operations and comprehensive loss data for the years ended December 31, 2022, 2023 and 2024 from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statements of operations data for the six months ended June 30, 2024 and 2025 and the summary consolidated balance sheet data as of June 30, 2025 have been derived from our unaudited interim consolidated financial statements included elsewhere in this prospectus. The unaudited interim consolidated financial statements were prepared on a basis consistent with our audited consolidated financial statements included elsewhere in this prospectus, and, in the opinion of management, reflect all adjustments, consisting only of normal recurring adjustments, that are necessary for the fair statement of such data. Our results for any interim period are not necessarily indicative of the results that may be expected for any other future period. Our historical results are not necessarily indicative of the results that may be expected in the future.
You should read the following summary consolidated financial and other data below in conjunction with the sections titled “Risk Factors,” “Capitalization,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus. The summary consolidated financial data in this section are not intended to replace, and are qualified in their entirety by, the consolidated financial statements and related notes.

	Year Ended December 31,			Six Months Ended June 30,
(in thousands, except per share data)	2022	2023	2024	2024	2025
Consolidated Statement of Operations Data:
Revenues	$990,535	$1,366,417	$1,796,161	$841,301	$1,138,556
Operating expenses:
Cost of goods sold	561,620	765,203	1,014,812	470,886	645,933
Operations, general and administrative	226,662	276,272	338,508	157,544	203,768
Sales and marketing	187,299	257,513	337,672	157,838	217,220
Research and development	10,833	14,644	17,987	8,629	12,098
Total operating expenses	986,414	1,313,632	1,708,979	794,897	1,079,019
Operating income	4,121	52,785	87,182	46,404	59,537
Interest income	—	2,882	6,164	2,863	3,297
Interest expense	(502)	(33)	(98)	(47)	(92)
Other income (expense), net	(5,310)	707	(2,013)	(1,597)	(129)
Income (loss) before income taxes	(1,691)	56,341	91,235	47,623	62,613
Provision for income taxes	1,284	15,077	23,379	12,166	16,030
Net (loss) income	$(2,975)	$41,264	$67,856	$35,457	$46,583
Income allocable to participating Series A Preferred Stock	—	3,441	7,373	3,919	5,578
Series B Preferred Stock dividend - undeclared	17,992	17,992	17,992	8,948	8,922
Net (loss) income attributable to common and preferred stockholders	$(20,967)	$19,831	$42,491	$22,590	$32,083
Net earnings (loss) per share attributable to common and preferred stockholders, basic and diluted(1)	$(0.23)	$0.22	$0.47	$0.25	$0.35
Weighted average common and preferred shares used in computing net earnings (loss) per share attributable to common and preferred stockholders, basic and diluted(1)	90,644	90,767	90,769	90,773	90,591
Pro forma net income (loss) attributable to Series A and Series B common stockholders - basic and diluted			$(211,297)		$29,050
Pro forma net earnings (loss) per share attributable to Series A and Series B common stockholders, basic (unaudited)(2)			$(1.23)		$0.17

	Year Ended December 31,			Six Months Ended June 30,
(in thousands, except per share data)	2022	2023	2024	2024	2025
Pro forma net earnings (loss) per share attributable to Series A and Series B common stockholders, diluted (unaudited)(2)			$(1.23)		$0.16

Pro forma weighted average common shares used in computing pro forma net earnings (loss) per share attributable to Series A and Series B common stockholders, basic (unaudited)(2)			171,111		171,111
Pro forma weighted average common shares used in computing pro forma net earnings (loss) per share attributable to Series A and Series B common stockholders, diluted (unaudited)(2)			171,111		177,657
__________________
(1)See Note 2–Summary of Significant Accounting Polices, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for an explanation of the method used to calculate our basic and diluted net earnings (loss) per share and the weighted average number of shares used in the computation of per share amounts.
(2)The pro forma net earnings used to calculate pro forma net earnings per share reflects the cumulative stock-based compensation expense related to RSUs for which the service-based condition was satisfied as of year ended December 31, 2024 and the six months ended June 30, 2025 and liquidity event vesting conditions will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part. The pro forma weighted-average shares used in computing pro forma net earnings per share for the year ended December 31, 2024 and six months ended June 30, 2025 assumes (i) the RSU Net Settlement and (ii) the Convertible Preferred Stock Conversion as if the conversion occurred on January 1, 2024 and January 1, 2025, respectively. For the purposes of the pro forma calculation, we assumed the liquidity event vesting conditions occurred as of January 1, 2024 and January 1, 2025, respectively. The following table sets forth the computation of unaudited pro forma net income (loss) per share attributable to Series A and Series B common stockholders, basic and diluted, for the periods presented. Pro forma net income (loss) per share attributable to Series A and Series B common stockholders, basic and diluted, for the year ended December 31, 2024 and the six months ended June 30, 2025, gives effect to the pro forma adjustments, as if each had occurred as of the beginning of the period.

	Year Ended December 31,	Six Months Ended June 30,
(in thousands, except per share data)	2024	2025
Numerator:
Net income attributable to common and preferred stockholders	$42,491	$32,083
Pro forma adjustment to reverse the Series B Preferred Stock dividend - undeclared	17,992	8,922
Pro forma adjustment to reverse the income allocable to participating Series A Preferred Stock	7,373	5,578
Pro forma adjustment to record deemed dividend for conversion of Series B Preferred Stock(1)	(231,280)	—
Pro forma adjustment to record other expense related to Founder Preferred Stock Reclassifications(2)	(32,600)	—
Pro forma adjustment to record stock-based compensation expense related to RSUs for which the liquidity event condition is expected to be satisfied in connection with this offering	(51,112)	(21,626)
Pro forma adjustment to record tax benefit from recognition of stock-based compensation expense related to the settlement of vested RSUs for which the liquidity event condition is expected to be satisfied in connection with this offering	35,839	4,093
Pro forma net income (loss) attributable to Series A and Series B common stockholders - basic and diluted	$(211,297)	$29,050
Denominator:
Pro forma adjustment to reflect the Common Stock Reclassification	3,799	3,799
Pro forma adjustment to reflect the Series A Preferred Stock Conversion	15,750	15,750
Pro forma adjustment to reflect the Series B Preferred Stock Conversion	32,129	32,129
Pro forma adjustment to reflect the settlement of vested RSUs as of the date of this prospectus	13,598	13,598
Pro forma adjustment to reflect the Founder Preferred Stock Reclassifications	105,835	105,835
Pro forma weighted average common shares used in computing pro forma net earnings (loss) per share attributable to Series A and Series B common stockholders, basic(3)	171,111	171,111
Pro forma effect of dilutive securities (RSUs):	—	6,546
Pro forma weighted average common shares used in computing pro forma net earnings (loss) per share attributable to Series A and Series B common stockholders, diluted(4)	171,111	177,657
Pro forma net earnings (loss) per share attributable to Series A and Series B common stockholders
Basic	$(1.23)	$0.17
Diluted	$(1.23)	$0.16

_________________
(1)The pro forma adjustment for the deemed dividend gives effect to the closing of this offering and is calculated based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. See “Capitalization—Series B Preferred Stock Conversion.”
(2)The pro forma adjustment gives effect to the filing and effectiveness of our amended and restated certificate of incorporation filing in August 2025 which modified the terms of the Founder Voting and Non-Voting Preferred Stock as described in the section “Capitalization—Founder Preferred Stock Adjustments.” The pro forma adjustment represents management’s current estimate, which is subject to completion of our final valuation procedures.
(3)The pro forma weighted average common shares used in computing pro forma net earnings per share attributable to Series A and Series B common stockholders, basic includes 149,408,674 shares of Series A common stock and 21,702,512 shares of Series B common stock as of June 30, 2025, after giving effect to the Reclassifications and the Convertible Preferred Stock Conversion.
(4)The pro forma weighted average common shares used in computing pro forma net earnings per share attributable to Series A and Series B common stockholders, diluted includes 155,954,964 shares of Series A common stock and 21,702,512 shares of Series B common stock as of June 30, 2025, after giving effect to the Reclassifications and the Convertible Preferred Stock Conversion.

	As of June 30, 2025
(in thousands)	Actual	Pro Forma(1)	Pro Forma, As Adjusted(2)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$215,253	$215,253	$268,847
Working capital(3)	$340,742	$259,461	$394,336
Total assets	$712,313	$752,246	$805,840
Total liabilities	$286,634	$367,915	$286,634
Total convertible preferred stock	$270,601	—	—
Total stockholders’ equity	$155,078	$384,331	$519,206
__________________
(1)The pro forma column above gives effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation in Delaware and the adoption of our amended and restated bylaws, which will occur immediately prior to the completion of this offering; (ii) the Reclassifications, (iii) the Convertible Preferred Stock Conversion; (iv) the RSU Net Settlement; (v) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital in connection with tax withholding and remittance obligations related to the RSU Net Settlement; (vi) $72.7 million of cumulative share-based compensation expense related to the RSUs for which the service-based condition was satisfied as of June 30, 2025 (adjusted for forfeitures through the date of this prospectus), and for which the liquidity event condition will be satisfied upon the effectiveness of the registration statement of which this prospectus forms a part and (vii) $39.9 million of cumulative tax benefit related to RSUs for which the service-based condition was satisfied as of June 30, 2025 (adjusted for forfeitures through the date of this prospectus) and for which we expect the liquidity event condition to be satisfied in connection with this offering.
(2)The pro forma as adjusted column above gives further effect to (i) the pro forma adjustments set forth above and (ii) the sale by us of 10,714,286 shares of Series A common stock in this offering at an assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting estimated underwriting fees and commissions and estimated offering expenses payable by us. This pro forma as adjusted information is illustrative only and will depend on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and total stockholders’ equity by $10,105,868, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Each increase or decrease of 1.0 million in the number of shares we are offering would increase or decrease the pro forma as adjusted amount of each of cash and cash equivalents, working capital, total assets and stockholders’ equity by $13,131,533, assuming no change in the assumed initial public offering price per share and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(3)Working capital is defined as total current assets less total current liabilities. See our consolidated financial statements and the related notes thereto included elsewhere in this prospectus for further details regarding our current assets and current liabilities.
Key Business Metric and Non-GAAP Financial Measure
In addition to the measures presented in our consolidated financial statements, we use the following key business metric and non-GAAP measure. The following table presents our non-GAAP financial measure, along with the most directly comparable GAAP measure, for each period presented below. In addition to our results determined in accordance with GAAP, we believe that Adjusted EBITDA, a non-GAAP financial measure, is useful in evaluating our operational performance. We believe that the key business metric and non-GAAP financial measure, together with GAAP financial measures, such as revenue and net (loss) income, are useful to assess near-term and long-term performance of our overall business, including identifying trends, formulating financial projections, making strategic decisions, assessing operational efficiencies and monitoring our business.

	Year Ended December 31,			Six Months Ended June 30,
(in thousands, except percentages)	2022	2023	2024	2024	2025
Net Revenue Retention Rate(1)	107%	115%	116%	113%	118%
Net (loss) income	$(2,975)	$41,264	$67,856	$35,457	$46,583
Adjusted EBITDA(2)	$17,727	$64,723	$100,698	$51,907	$68,935
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(1)See in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure” for information on how we define and calculate this key business metric.
(2)Adjusted EBITDA is a non-GAAP financial measure. See the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Business Metric and Non-GAAP Financial Measure” for additional information on our non-GAAP financial measure and a reconciliation to the most comparable GAAP measure.
We believe NRR is an key business metric to measure the long-term value of our brand partner relationships. This metric, expressed as a percentage, provides valuable insight into the accelerated growth delivered through our platform, the effectiveness of our brand expansion strategies and our ability to deepen relationships with existing brand partners.
We believe the non-GAAP financial measure presented here is useful to investors in assessing the operating performance of our business without the effect of non-cash items and other items as detailed below and elsewhere in this prospectus. The non-GAAP financial measure should not be considered in isolation or as alternatives to net (loss) income or any other measure of financial performance calculated and prescribed in accordance with GAAP.
Our non-GAAP financial measure may not be comparable to similarly titled measures in other organizations because other organizations may not calculate non-GAAP financial measures in the same manner as we do, thus limiting its usefulness as a comparative measure.

Appendix B
CAPITALIZATION
The following table sets forth cash and restricted cash, as well as our capitalization, as of June 30, 2025 as follows:
•on an actual basis;
•on a pro forma basis, giving effect to (i) the filing and effectiveness of our amended and restated certificate of incorporation and the adoption of our amended and restated bylaws, (ii) the Reclassifications, (iii) the Convertible Preferred Stock Conversion, (iv) the RSU Net Settlement, (v) the increase in other accrued liabilities and an equivalent decrease in additional paid-in capital in connection with tax withholding and remittance obligations related to the RSU Net Settlement, (vi) $72.7 million of cumulative share-based compensation expense related to the RSUs for which the service-based condition was satisfied as of June 30, 2025 (adjusted for forfeitures through the date of this prospectus) and for which we expect the liquidity event condition to be satisfied in connection with this offering and (vii) $39.9 million of cumulative tax benefit related to RSUs for which the service-based condition was satisfied as of June 30, 2025 (adjusted for forfeitures through the date of this prospectus) and for which we expect the liquidity event condition to be satisfied in connection with this offering; and
•on a pro forma as adjusted basis, giving effect to (i) the pro forma adjustments set forth above and (ii) the sale and issuance by us of 10,714,286 shares of our Series A common stock and the sale by the selling stockholders of 10,714,286 shares of our Series A common stock in this offering, based on an assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other final terms of this offering. You should read this table together with our consolidated financial statements and related notes and the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” that are included elsewhere in this prospectus.

	As of June 30, 2025
(in thousands, except per share data)	Actual	Pro Forma	Pro Forma as Adjusted
Cash and cash equivalents	$215,253	$215,253	$268,847
Convertible preferred stock, $0.001 par value, 28,972 shares authorized, 28,966 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$270,601	—	—
Stockholders’ equity:
Common stock, $0.001 par value; 154,100 shares authorized, 3,799 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	$4	—	—
Preferred stock, $0.001 par value, 88,869 shares authorized, 86,792 shares issued and outstanding, actual; 200,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	86	—	—
Series A common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 2,200,000 shares authorized, 143,603 shares issued and outstanding, pro forma; and 2,200,000 shares authorized, 154,317 shares issued and outstanding, pro forma as adjusted	—	144	155
Series B common stock, $0.001 par value; no shares authorized, issued and outstanding, actual; 100,000 shares authorized, 21,702 shares issued and outstanding, pro forma; and 100,000 shares authorized, 21,702 shares issued and outstanding, pro forma as adjusted	—	21	21
Additional paid-in capital(1)	2,764	385,380	520,244
Accumulated other comprehensive loss	(1,214)	(1,214)	(1,214)
Retained earnings(1)	153,438	—	—
Total stockholders’ equity:	155,078	384,331	519,206
Total capitalization	$425,679	$384,331	$519,206
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(1)In this table, pro forma adjustments to additional paid-in capital (“APIC”) and retained earnings give effect to (i) the reduction to retained earnings related to stock-based compensation of $72.7 million offset by the associated tax benefit of $39.9 million, (ii) the Founder Preferred Stock Reclassifications, which includes an other expense of $32.6 million, resulting in a reduction to retained earnings and a corresponding increase in APIC and (iii) the deemed dividend for the Series B Preferred Stock Conversion of $231.3 million, which first reduces retained earnings to zero, resulting in a decrease of $88.0 million, and the remaining deemed dividend is treated as a reclassification within APIC. The pro forma adjustments to APIC also give effect to (i) the reclassification of convertible preferred stock into APIC of $270.6 million and (ii) the anticipated tax withholding and remittance obligations of approximately $81.3 million related to the RSU Net Settlement.
Each $1.00 increase or decrease in the assumed initial public offering price of $14.00 per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus, would increase or decrease, as applicable, our cash and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $10.1 million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, each increase or decrease of 1.0 million shares in the number of shares of our Series A common stock offered by us would increase or decrease, as applicable, our cash and restricted cash, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $13.1 million, assuming the assumed initial public offering price remains the same, and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma column in the table above is based on 143,602,879 shares of our Series A common stock and 21,702,512 shares of our Series B common stock outstanding as of June 30, 2025, and excludes:
•7,497,095 shares of our Series A common stock that are issuable in connection with the settlement of RSUs issued pursuant to our 2019 Plan upon the satisfaction of both a service-based condition and a liquidity event condition outstanding as of the date of this prospectus, for which the service-based condition was not yet satisfied as of the date of this prospectus and for which we expect the liquidity event condition to be satisfied in connection with this offering;
•12,345,407 shares of our Series A common stock reserved for future issuance under our 2025 Plan, which will become effective on the day prior to the effectiveness of the registration statement of which this prospectus forms a part, including 8,742,802 new shares and the number of shares (not to exceed 12,345,407 shares) (i) that remain available for grant of future awards under the 2019 Plan, at the time the 2025 Plan becomes effective, which shares will cease to be available for issuance under the 2019 Plan at such time, and (ii) any shares underlying awards granted under the 2019 Plan that are forfeited, cancelled, held back, reacquired or are otherwise terminated; and
•3,086,351 shares of our Series A common stock reserved for future issuance under our ESPP.
Each of the 2025 Plan and the ESPP provide for annual automatic increases in the number of shares of our Series A common stock reserved thereunder, and the 2025 Plan provides for increases to the number of shares of our Series A common stock that may be granted thereunder based on shares underlying any awards under the 2025 Plan and the 2019 Plan that are forfeited, cancelled or are otherwise terminated, as more fully described in the section titled “Executive Compensation—Employee Benefit and Equity Compensation Plans.”
Series B Preferred Stock Conversion
The Series B Preferred Stock Conversion reflects the automatic conversion of all 13,215,614 shares of our Series B Preferred Stock into shares of Series A common stock immediately prior to the completion of this offering pursuant to the terms of our amended and restated certificate of incorporation as currently in effect. Each share of Series B Preferred Stock converts into a number of shares of Series A common stock determined by dividing the original issue price of such share by the lesser of (a) the original issue price of such share (subject to certain anti-dilution adjustments) and (b) the initial public offering price per share in this offering discounted by 50.0% (the “Series B Preferred Special Conversion Ratio”). Based upon the assumed initial public offering price of $14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, the outstanding shares of our Series B Preferred Stock would convert into an aggregate of 32,129,234 shares of our Series A common stock. A $1.00 increase in the initial public offering price would decrease the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by 2,141,949 shares, and a $1.00 decrease in the initial public offering price would increase the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by 2,471,480 shares. A $2.00 increase in the initial public offering price would decrease the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by 4,016,154 shares, and a $2.00 decrease in the initial public offering price would increase the number of shares of Series A common stock issuable upon the conversion of our Series B Preferred Stock by 5,354,873 shares. See Note 9—Convertible Preferred Stock, in the section titled “Notes to Consolidated Financial Statements” included elsewhere in this prospectus for additional information regarding our Series B Preferred Stock.
Founder Preferred Stock Adjustments
Pursuant to the terms of our amended and restated certificate of incorporation as currently in effect, if, immediately after the application of the Series B Preferred Special Conversion Ratio in connection with this offering, the Founder Preferred Stock ownership percentage would be diluted by more than 3.33%, the number of shares of our existing common stock into which each share of Founder Preferred Stock shall be convertible in connection with the closing of this offering (and the Series A common stock and Series B common stock issuable in the Founder Preferred Stock Reclassifications) shall be increased such that the dilution to the Founder Preferred Stock will be capped at 3.33%; however, no adjustment will be made for any incremental dilution that exceeds 9.00% (the “Founder Preferred Stock Adjustments”). Based upon the assumed initial public offering price of

$14.00 per share, the midpoint of the price range set forth on the cover page of this prospectus, the aggregate of 86,792,374 outstanding shares of our Founder Preferred Stock would reclassify into an aggregate of 105,833,883 shares of our Series B common stock and Series A common stock. A $1.00 increase in the initial public offering price would decrease the number of shares of Series B common stock and Series A common stock issuable upon the Founder Preferred Stock Reclassifications by 3,472,735 shares, and a $1.00 decrease in the initial public offering price would increase the number of shares of Series B common stock and Series A common stock issuable upon the Founder Preferred Stock Reclassifications by 3,919,544 shares. A $2.00 increase in the initial public offering price would decrease the number of shares of Series B common stock and Series A common stock issuable upon the Founder Preferred Stock Reclassifications by 6,511,378 shares, and a $2.00 decrease in the initial public offering price would increase the number of shares of Series B common stock and Series A common stock issuable upon the Founder Preferred Stock Reclassifications by 3,919,544 shares. As a result of the 9.00% limit described above, in no event will the Founder Preferred Stock Adjustments result in the issuance of more than 22,961,053 shares of Series B common stock upon the Founder Preferred Stock Reclassifications. See Note 13—Subsequent Events, in the section titled “Notes to Unaudited Condensed Consolidated Financial Statements” included elsewhere in this prospectus for additional information regarding our Founder Preferred Stock.